Origen Imports, Inc.



ANNUAL REPORT

13918 E Mississippi Ave #61346

Aurora, CO 80012

(720) 530-3828

realmezcal.com

This Annual Report is dated May 14, 2025.

BUSINESS

Origen Imports, Inc. d/b/a Cuentacuentos ("Origen" "Cuentacuentos" or the "Company") has been importing premium agave spirits ("mezcal") for 7 of its 10 years. Donald Read Spear founded Origen (on May 14, 2015), and owns 82% of the Common Shares.

Origen has developed substantial relationships with families who, for generations, have produced mezcal in small batches. Origen has a relationship with Carlos Mendez Blas and with his company, MFM Productores Sapi de CV ("MFM"), a third-generation producer of premium mezcal spirits. MFM produces the El Barro product, which has grown to be the largest SKU imported by Origen.

In addition, in 2021, Carlos Mendez Blas and Donald Read Spear developed an Oaxacan rum product called Tso'ok. Mr. Mendez holds the intellectual property right to Tso'ok Rum in Mexico, and Origen owns the same in the United States. We anticipate that Mr. Mendez will own 100% of the US operating company, Colegas, LLC (a Colorado Limited Liability Company), and Origen will own the perpetual exclusive licensing agreement at a cost of 50% of net profits, payable to Colegas, LLC.

MFM owns four production facilities and is one of the largest producers of mezcal in Santiago Matalán, the self-described "World Capital of Mezcal," a town about an hour east of Oaxaca de Juarez that is, in fact, home to a large number of mezcal brands available worldwide. MFM white labels many of the popular brands available in the US. El Barro is unique in that it is the first large-scale hybrid (first distillation in copper, second in clay stills) agave spirit to hit the market anywhere in the world.

Origen has entered into an Amended and Restated Wholesaler Distribution Agreement (the "Wholesale Agreement") with Alambic, Inc., a California corporation majority-owned by Ansley Coale. Mr. Coale has over 43 years of experience in the field of wholesale distribution of premium spirits and has built and sold numerous brands (including the Hangar One Vodka brand). Mr. Coale has agreed to be a member of the company's Board of Directors. Coale's key employee, Christopher Stevens has over 25 years of experience in the alcohol beverage industry and has a vast network of relationships. Chris is mostly responsible for the existing product placements.

The Wholesale Agreement contemplates that Origen will use Alambic as an exclusive wholesaler of its product outside of Colorado for an unlimited period of time (inside Colorado, VinMarket Selections distributes Cuentacuentos products). The ability of Origen to terminate the Wholesale Agreement or use other wholesalers will be extremely limited. In addition, in the case of certain sales of brands or termination of the Wholesale Agreement, Alambic will be entitled to receive what could be substantial compensation, which will decrease amounts available to pay shareholders of Origen. Alambic agrees to certain minimum levels of sales of Origen product, but force majeure and similar events may negate the effectiveness of such minimums.

The Company's Intellectual Property ("IP")

To be completed if Origen has IP relevant to its business and operations.

Corporate History

Origen was originally organized on May 14, 2015, as Origen Imports, LLC under the laws of the state of Colorado. On December 9, 2021, the Company incorporated as a Delaware c-corporation as Origen Imports, Inc. On December 21,

2021, the Company merged the Colorado LLC entity with the Delaware corporation as Origen Imports, Inc. under Delaware law.

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 4,930,000
Use of proceeds: The shares were issued to Donald Spear in exchange for his ownership interests in the previous LLC. This was an issuance of Founder's shares.
Date: December 21, 2021
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

Circumstances Which Led to the Performance of Financial Statements

2024 was a challenging year for Origen Imports. Our primary importer (outside of Colorado) has begun winding down operations and has not fulfilled its contractual purchase obligations in over 24 months. This has left us without a stable route to market. While this disruption has created uncertainty, we are currently in discussions with a promising new importer startup led by a capable industry veteran. While early-stage, this relationship may offer a path forward.

Despite the loss of our primary sales partner, total revenue increased slightly over 2023. Net operating income improved significantly—from -99,040 to -2,123—though it remains negative.

Management believes the broader demand for small-batch, authentic mezcal has softened alongside a general decline in U.S. spirits consumption. Alcohol appears to be facing its "tobacco moment" among younger consumers, with wellness trends and shifting social norms reducing overall interest. Combined with record-high U.S. consumer debt (estimated at $18 trillion), these macroeconomic and cultural headwinds are likely impacting the entire premium spirits segment.

———

Revenue

Total revenue increased 8% over 2023, despite limited market access.

———

Cost of Sales

Cost of Goods Sold rose 43%, from $34,479 in 2023 to $49,180 in 2024, reflecting the costs of inventory buildup that did not convert to sell-through due to distribution failures.

———

Expenses

Operating expenses decreased from $65,540 in 2023 to $39,942 in 2024, reflecting a deliberate belt-tightening strategy and the suspension of any distributions to preserve cash through the current downturn in the spirits sector.

There have been no individual transactions since the beginning of the last fiscal year, nor are any currently proposed, in which the amount involved exceeds five percent (5%) of the aggregate capital raised by Origen Imports.

Should any such transactions arise, they will be disclosed in accordance with regulatory requirements.

Liquidity and Capital Resources

At December 31, 2024, the Company had cash of $17,896.00. [*The Company intends to raise additional funds through an equity financing*.]

Debt

Creditor: RS Consulting
Amount Owed: $40,224.72
Interest Rate: 0.0%
Maturity Date: December 31, 2022

Creditor: SBA
Amount Owed: $6,247.65
Interest Rate: 3.75%
Maturity Date: June 01, 2050

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Donald Read Spear

Donald Read Spear's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Director and President
Dates of Service: May, 2015 - Present
Responsibilities: Company Direction and execution. compensation: $20,000 per month, with $10,000 of such amount being deferred compensation

Other business experience in the past three years:

Employer: RS Consulting, Inc
Title: CEO
Dates of Service: January, 1970 - Present
Responsibilities: Business consultant

Name: Steven J. Adelkoff JD, MBA, CAIA, CAMS

Steven J. Adelkoff JD, MBA, CAIA, CAMS 's current primary role is with Fairwinds International Bank, LLC. Steven J. Adelkoff JD, MBA, CAIA, CAMS currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director, Consultant and Legal Counsel
Dates of Service: May, 2022 - Present
Responsibilities: Provide business and legal counsel to the corporation as well as director responsibilities. $5,000 per month, with $2,000 of such amount being deferred compensation

Other business experience in the past three years:

Employer: Fairwinds International Bank, LLC
Title: Chief Compliance and Legal Officer
Dates of Service: January, 2010 - Present
Responsibilities: Oversee all compliance related matters and provide legal advice.

Other business experience in the past three years:

Employer: Arrakis Development, LLC
Title: Partner/Member
Dates of Service: April, 2016 - Present
Responsibilities: Investment decisions; legal

Other business experience in the past three years:

Employer: INTE Securiries
Title: Registered Representative
Dates of Service: October, 2019 - April, 2022
Responsibilities: Registered rep for FINRA regulated company

Other business experience in the past three years:

Employer: Finalis Securities
Title: Registered Rep
Dates of Service: April, 2022 - Present
Responsibilities: Registered Reg with Broker Dealer

Other business experience in the past three years:

Employer: Seton Hall
Title: Adjunct Professor - Business Ethics and International Business
Dates of Service: September, 2008 - December, 2021
Responsibilities: Professor of Business Ethics and International Business

Other business experience in the past three years:

Employer: Rutgers University
Title: Lecturer/Adjunct Professor
Dates of Service: September, 2016 - Present
Responsibilities: Professor -- Department of Political Science

Other business experience in the past three years:

Employer: Point Park University
Title: Adjunct Professor
Dates of Service: September, 2019 - Present
Responsibilities: Teaching business ethics

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2024, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Donald Read Spear
Amount and nature of Beneficial ownership: 4,930,000
Percent of class: 82

RELATED PARTY TRANSACTIONS

Name of Entity: Donald Spear
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: Donald Spear received shares of common stock in exchange for his ownership in the llc
Material Terms: 4,930,000 shares of common stock

Name of Entity: RS Consulting/IP Holdings
Names of 20% owners: Read Spear
Relationship to Company: Director
Nature / amount of interest in the transaction: RS Consulting is owned by President of Origen Imports, Read Spear.
Material Terms: Amount: $40,224.72 Maturity Date: 12/31/2022 Interest Rate: 0%

OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company offered 856,000 of Common Stock and sold 232,525,

Common Stock

The amount of security authorized is 6,000,000 with a total of 4,930,000 outstanding.

Voting Rights

The Company's Common Stock entitles shareholders to vote for the Company's Board of Directors, and other matters brought before the shareholders by the Company's directors or as required by law.

Material Rights

There are no material rights associated with Common Stock.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Risk Factors Please review below to update and/or identify any risks that are specific to your company's present business and financial condition. Risk factors that date back to your company's launch on the platform may be outdated and may need to be modified. Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the products at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the food and beverage industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company is offering Common Stock in the amount of up to 1,070,000 shares of stock in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage could be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property, which may be worth no value at all. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. We are reliant on one main type of service All of our current products are variants on one type of service, sales of alcohol beverages. Our revenues are therefore dependent upon the alcohol beverage market for future growth. Minority Holder; Securities with Voting Rights Mr. Spear holds a majority of the Common Stock (over 80% if the offering is fully subscribed), and has no current intention to hold less than a majority of the Common Stock (thereby controlling the Board of Directors of the Company). This means that you will have little rights in dictating how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that Start Engine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our products will fail to gain market acceptance for any number of reasons. If the products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for son1e other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as import/export rules and regulations, food and drug regulation administered by agencies such as the FDA (Food and Drug Administration) TTB (Alcohol and Tobacco Tax and Trade Bureau) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including production, marketing, shipping, accounting, legal ,work, public relations, advertising, retailing, and distribution. For example, we are heavily reliant on MFM for production of products and Alambic for marketing and distribution. It is possible that some or all of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. In addition, it may be difficult or impossible for the Company to terminate its relationships with these important third parties. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks We may be vulnerable to hackers who may access computer systems used by the Company. Any significant disruption in service on Origen Imports, Inc or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. We have existing Intellectual Property that we might not be able to protect properly One of the Company's valuable assets is its intellectual property. The Company owns fourteen trademarks, copyrights, Internet domain names, proprietary software, and trade secrets. Competitors and others may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may decrease the capital of the Company. Political Instability Our products are made in Mexico. Although Mexico is a well-established democratic government, political instability is more common in Mexico than in the US and investors should be aware that political unrest can be disruptive to trade. Acts of terrorists, cartels, blockade, embargo, riot, public disorder, violent demonstrations, insurrection, rebellion, civil commotion, and sabotage are possibilities in Mexico and may have an adverse impact on the operations of the company. Agricultural Risk The Company relies on the availability of agaves, which are plant resources dependent on favorable growing conditions. Fire, chemical or radioactive contamination or ionizing radiation, earthquakes, lightning, cyclones, hurricanes, floods, droughts, or such other extreme weather or environmental conditions, unanticipated geological or ground conditions, epidemic, famine, plague, or other natural calamities and acts of God can disrupt the availability of this needed material resource. Without adequate supply of agaves, the Company cannot operate. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 14, 2025.

Origen Imports, Inc.

By /s/ *Donald Read Spear*

    Name: Origen Imports, Inc

    Title: President

Exhibit A

FINANCIAL STATEMENTS

Cuentacuentos

Profit and Loss

January - December 2024

	TOTAL	
	JAN - DEC 2024	JAN - DEC 2023 (PY)
Income		
Discounts given	230.56	
Freight Income	-1,751.24	
PayPal Sales	141.05	
Sales of Product Income	106,844.96	97,476.67
Total Income	**$105,465.33**	**$97,476.67**
Cost of Goods Sold		
Cost of Goods Sold		60.00
Label Printing Costs	224.07	5,603.52
Materials & Supplies	11,412.21	
Packaging Expense	5,667.66	5,648.22
Purchases	-35,211.15	64,981.83
Cost of Goods Sold - Other Costs	49,179.66	34,479.30
Total Purchases	**13,968.51**	**99,461.13**
Shipping, Freight & Delivery	733.26	2,016.63
Subcontractors	5,877.95	338.65
General Manager (GM)	29,314.01	18,637.97
Total Subcontractors	**35,191.96**	**18,976.62**
Testing Services	448.96	210.89
Total Cost of Goods Sold	**67,646.63**	**131,977.01**
Total Cost of Goods Sold	**$67,646.63**	**$131,977.01**
GROSS PROFIT	**$37,818.70**	**$ -34,500.34**
Expenses		
Advertising & Marketing	2,161.72	1,556.33
Bank Charges & Fees	217.83	204.14
PayPal Fees	21.39	1.99
Total Bank Charges & Fees	**239.22**	**206.13**
Business Development	266.42	336.00
Car & Truck	41.87	
Fuel	849.41	2,534.94
Insurance		278.52
Total Car & Truck	**891.28**	**2,813.46**
Charitable Contributions	150.00	230.00
Dues, Memberships & Subscriptions	2,200.02	1,833.69
Fees	1,800.00	
Gifts & Promotions	121.34	2,303.60
Insurance	405.16	1,256.50
Interest Paid	172.72	1,413.48

Cuentacuentos

Profit and Loss
January - December 2024

	TOTAL	
	JAN - DEC 2024	JAN - DEC 2023 (PY)
Meals	1,570.85	101.94
Meals - 100 % Deductible	245.42	1,151.70
Meals - 50% Deductible	246.14	5,034.67
Total Meals	**2,062.41**	**6,288.31**
Medical Supplies	215.23	
Office Supplies & Software	5,260.30	1,300.14
QuickBooks	1,390.59	989.12
Total Office Supplies & Software	**6,650.89**	**2,289.26**
Other Business Expenses	74.49	2,199.16
Postage		17.10
Professional Services	11,882.56	12,224.28
Bookkeeping Fees	1,384.60	4,900.00
Legal Fees		655.00
Total Professional Services	**13,267.16**	**17,779.28**
QuickBooks Payment Fee	30.00	25.00
Repairs & Maintenance		45.69
Research & Development		1,122.44
Samples		5,138.74
Shipping Expense	28.80	12.20
Small Tools and Equipment	1,399.00	
Taxes, Licenses & Registrations	2,318.43	38.03
Telephone & Internet Expense	592.57	594.53
Travel	2,298.06	6,470.62
Airline Transportation	622.56	3,690.33
Lodging	264.92	961.16
Parking & Tolls	22.14	144.49
Transportation	437.12	2,151.95
Travel Meals	740.04	2,077.39
Total Travel	**4,384.84**	**15,495.94**
Utilities	117.77	
Website	392.59	1,544.64
Total Expenses	**$39,942.06**	**$64,539.51**
NET OPERATING INCOME	**$ -2,123.36**	**$ -99,039.85**
Other Income		
BOA CC #5327 - Travel Statement Credit		1,086.50
Consulting Income	6,392.00	
Other Income	3,271.79	2,820.22
Tax Rebate	2,907.37	
Total Other Income	**$12,571.16**	**$3,906.72**

Cuentacuentos

Profit and Loss

January - December 2024

	TOTAL	
	JAN - DEC 2024	JAN - DEC 2023 (PY)
Other Expenses		
Unrealized Gain or Loss	0.00	0.00
Exchange Gain or Loss	217.82	327.38
Total Other Expenses	**$217.82**	**$327.38**
NET OTHER INCOME	**$12,353.34**	**$3,579.34**
NET INCOME	**$10,229.98**	**$ -95,460.51**

Cuentacuentos

Balance Sheet

As of December 31, 2024

	TOTAL	
	AS OF DEC 31, 2024	AS OF DEC 31, 2023 (PY)
ASSETS		
Current Assets		
Bank Accounts		
Bank - Clearing Account	-272.68	
BoA CHK 0065 (LLC Acct - Closed May 2022)	0.00	0.00
BOA CHK 5573 - 6 BusAdv (INC Acct - Opened 1/11/2022)	18,169.62	24,358.64
PayPal - A3S2	-0.94	0.00
Uncategorized Bill Payments	0.00	0.00
Total Bank Accounts	**$17,896.00**	**$24,358.64**
Accounts Receivable		
Accounts Receivable (A/R)	23,594.47	10,547.05
Total Accounts Receivable	**$23,594.47**	**$10,547.05**
Other Current Assets		
Inventory Asset	-55,281.98	-3,136.64
Inventory Asset - Adjust to 11/30/2023	5,311.26	5,311.26
Inventory Asset - Adjust to 12/31/2020 Balance (Accrual Basis)	0.00	0.00
Inventory Asset - Adjust to 12/31/2022 ExWorks Balance	60,846.12	60,846.12
Inventory Asset - Adjust to 12/31/2024	38,176.83	
Opening Inventory and Value Adjustment	0.00	0.00
Total Inventory Asset	**49,052.23**	**63,020.74**
Loans to Origen Exports	1,206.27	2,481.41
Prepaid Inventory (Purchases)	0.00	0.00
Undeposited Funds	0.00	0.00
Total Other Current Assets	**$50,258.50**	**$65,502.15**
Total Current Assets	**$91,748.97**	**$100,407.84**
Fixed Assets		
Distillery Equipment	0.00	0.00
Total Fixed Assets	**$0.00**	**$0.00**
Other Assets		
Research and Development Costs	6,216.00	6,216.00
Accumulated Amortization - Research and Development Costs	-622.00	-622.00
Total Research and Development Costs	**5,594.00**	**5,594.00**
Total Other Assets	**$5,594.00**	**$5,594.00**
TOTAL ASSETS	**$97,342.97**	**$106,001.84**

Cuentacuentos

Balance Sheet

As of December 31, 2024

	TOTAL	
	AS OF DEC 31, 2024	AS OF DEC 31, 2023 (PY)
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable (A/P)	630.30	630.30
Accounts Payable (A/P) - MXN	9,792.93	14,010.21
Total Accounts Payable	**$10,423.23**	**$14,640.51**
Credit Cards		
AAdvantage Aviator CC 5248 (Personal)	0.00	0.00
Apple Card	1,735.51	101.67
BoA CC 5327 Corp Account	1,454.47	585.83
Business Advantage Travel Rewards - 3213-6 (Sub-Acct of BOA CC 5327)	469.90	1,885.61
Business Advantage Travel Rewards - 4097-6 (Sub-Acct of BOA CC 5327)	0.00	206.28
CC Clearing Account	363.90	0.00
Total Credit Cards	**$4,023.78**	**$2,779.39**
Other Current Liabilities		
FET (Federal Excise Tax) Payable	700.13	700.13
Loan from Shareholder	105.61	
Total Other Current Liabilities	**$805.74**	**$700.13**
Total Current Liabilities	**$15,252.75**	**$18,120.03**
Long-Term Liabilities		
N/P - Inuit Financing Loan	0.00	0.00
N/P - Loan from RS Consulting	40,224.72	40,224.72
Due From RS Consulting (RS owes)	-40,224.72	-40,224.72
Total N/P - Loan from RS Consulting	**0.00**	**0.00**
N/P - SBA/EIDL Loan	6,247.65	8,347.65
Total Long-Term Liabilities	**$6,247.65**	**$8,347.65**
Total Liabilities	**$21,500.40**	**$26,467.68**
Equity		
Common Stock	251,303.75	251,303.75
Opening Balance Equity	1,240.33	1,240.33

Cuentacuentos

Balance Sheet

As of December 31, 2024

	TOTAL	
	AS OF DEC 31, 2024	AS OF DEC 31, 2023 (PY)
Paid in Capital		
AAdvantage Aviator Personal CC 5248 (Balance Due)	13,883.74	13,883.74
Balance Due on RS Consulting Loan (at End of Term)	407.51	407.51
Organizational Start-Up Funds in Holding	-16,012.77	-16,012.77
Owner's Draws	-74,209.33	-61,091.33
Canvas Credit Union	-21,142.59	-21,142.59
Coinbase	-861.59	-861.59
Contributions	-650.00	-650.00
e-Trade / Morgan Stanley	-8,700.00	-8,700.00
Owner's Personal Expenses	-130,285.34	-129,481.77
Insurance - Personal	-1,870.12	-1,870.12
IRS Payment	-10,000.00	-10,000.00
Utilities - Personal	-2,169.75	-2,169.75
Total Owner's Personal Expenses	**-144,325.21**	**-143,521.64**
Total Owner's Draws	**-249,888.72**	**-235,967.15**
Owner's Investment	194,271.94	194,271.94
PayPal Contributions/Deposits	6,085.46	6,085.46
Sublet Rent Payments	12,942.65	12,942.65
Total Owner's Investment	**213,300.05**	**213,300.05**
Total Paid in Capital	**-38,310.19**	**-24,388.62**
Partner Distributions	-39,175.72	-39,175.72
Retained Earnings	-109,445.58	-13,985.07
Net Income	10,229.98	-95,460.51
Total Equity	**$75,842.57**	**$79,534.16**
TOTAL LIABILITIES AND EQUITY	**$97,342.97**	**$106,001.84**

Cuentacuentos

Statement of Cash Flows

January - December 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	10,229.98
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-13,047.42
Inventory Asset	52,145.34
Inventory Asset:Inventory Asset - Adjust to 12/31/2024	-38,176.83
Loans to Origen Exports	1,275.14
Accounts Payable (A/P) - MXN	-4,217.28
Apple Card	1,633.84
BoA CC 5327 Corp Account	868.64
Business Advantage Travel Rewards - 3213-6 (Sub-Acct of BOA CC 5327)	-1,415.71
Business Advantage Travel Rewards - 4097-6 (Sub-Acct of BOA CC 5327)	-206.28
CC Clearing Account	363.90
Loan from Shareholder	105.61
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-671.05**
Net cash provided by operating activities	**$9,558.93**
FINANCING ACTIVITIES	
N/P - SBA/EIDL Loan	-2,100.00
Paid in Capital:Owner's Draws	-13,118.00
Paid in Capital:Owner's Draws:Owner's Personal Expenses	-803.57
Net cash provided by financing activities	**$ -16,021.57**
NET CASH INCREASE FOR PERIOD	**$ -6,462.64**
Cash at beginning of period	24,358.64
CASH AT END OF PERIOD	**$17,896.00**

Origen Imports, Inc

Statements of Changes in Shareholders' Equity

USD

For Years Ended December 31, 2023 and 2024

Description	Common Stock	Additional Paid-In Capital	Partner Distribution	Retained Earnings / (Accumulated Deficit)	Net Income	Total Shareholders' Equity
Balance — Dec 31, 2022	$251,304	-$24,389	-$39,176	-$13,985	-	$173,754
Owner's draws / capital changes	-	-$13,921	-	-	-	-$13,921
Net income (2023)	-	-	-	-	-$95,460	-$95,460
Balance — Dec 31, 2023	$251,304	-$38,310	-$39,176	-$109,446	-	$64,372
Net income (2024)	-	-	-	-	$10,230	$10,230
Balance — Dec 31, 2024	$251,304	-$38,310	-$39,176	-$109,446	$10,230	$75,843

NOTE 1 – NATURE OF OPERATIONS

Origen Imports, Inc. was originally formed as a limited liability company in the State of Colorado in 2015, and was converted into a Delwaware corporation in 2020. The financial statements of Origen Imports, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Lafayette, Colorado.

Origen Imports, Inc. imports and markets traditional, small-batch agave spirits from Mexico, including mezcal and other regional expressions. The Company emphasizes direct trade relationships with producers, transparency, and cultural stewardship. It differentiates its offerings through quality, origin authenticity, and a focus on underserved voices in the agave industry.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

There are three levels of inputs that may be used to measure fair value:

- **Level 1** – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
- **Level 2** – Include other inputs that are directly or indirectly observable in the marketplace.
- **Level 3** – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates disxcussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2024. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from the sale of agave spirits to wholesale distributors when (a) persuasive evidence that an agreement exists; (b) the service (shipment) has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation, and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and the State of Delaware. The Company is subject to U.S. federal and state income tax examinations by tax authorities for all periods since its corporate conversion in 2020. The Company is not currently under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

As of December 31, 2024, the Company had an outstanding balance of $6,248 on a federal SBA Economic Injury Disaster Loan (EIDL). The Company is not in default and is current on all required payments. No other traditional or convertible debt was outstanding at year-end.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. The Company has no material long-term lease obligations, letters of credit, or capital expenditure commitments as of December 31, 2024.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 6,000,000 shares of our common stock with par value of $0.01. As of December 31, 2024, the Company has issued 232,525 shares of our common stock.

No preferred shares have been authorized or issued.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company's President and majority shareholder, Donald Read Spear, provided initial funding and operational support to the Company. In 2024, the Company distributed approximately $13,118 in owner's draws to Mr. Spear. These were not compensation-related but were recorded as equity reductions.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2024 through April 17, 2025, the issuance date of these financial statements. The Company has begun the process of replacing its primary importer, which is anticipated to cease operations in 2025. Preliminary discussions are underway with a new importer led by an experienced industry executive. There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, Donald Read Spear (Print Name), the President of Origen Imports, Inc (Company Name), hereby certify that the financial statements of Origen Imports, Inc (Company Name) and notes thereto for the periods ending 2023 (first Fiscal Year End of Review) and 2024 (second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2024, the amounts reported on our tax returns were total income of **$105,465**; taxable income of **$10,230**; and total tax of **$2,148**.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 17, 2025

Donald Read Spear

President

CERTIFICATION

I, Donald Read Spear, Principal Executive Officer of Origen Imports, Inc., hereby certify that the financial statements of Origen Imports, Inc. included in this Report are true and complete in all material respects.

Donald Read Spear

President